SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949	1

EXTRACT OF THE MINUTES OF THE SEVEN HUNDREDTH ELEVENTH MEETING

OF THE BOARD OF DIRECTORS

CENTRAL ELECTRIC BRAZILIAN SA - Eletrobras

NIRE 53300000859/CNPJ nº 00001180/0001-26

I hereby certify, for appropriate action, that on March 27, 2014, at 14h, ah the company’s Office at Av. Presidente Vargas nº 409 – 13º andar, Rio de Janeiro – RJ, in its 711th Meeting. Assumed the presidency of the work the Chairman of the Board, Sr. MARCIO PEREIRA ZIMMERMANN, being present the Board members JOSÉ DA COSTA CARVALHO NETO, JOSÉ ANTONIO CORRÊA COIMBRA, LINDEMBERG DE LIMA BEZERRA e JAILSON JOSÉ MEDEIROS ALVES. Decisions: DEL-026/2015. Financial Statements for the year 2014. RES-154, de 03.27.2015. RES-154, de 03.27.2015The Board of Directors of Centrais Elétricas Brasileiras S.A. - EletrobrasIn the exercise of his duties, endorsing decision of the Executive Board, decided: 1. approve the Eletrobras and Consolidated Eletrobras System Financial Statements and its submission for approval at the Annual General meeting of the Company, whose values and highlights are as follows: a) Financial Statements: Eletrobras and Consolidated Eletrobras System Financial Statements for the year ended December 31, 2014 comprised of the following parts: the Balance Sheet, the Income Statements, The Statement of Changes in Equity, Cash Flow and Added Value, along with the Notes to the Financial Statements;

a.1)    Financial Statements

	In R$ thousand
	Parent Company	Consolidated
ATIVO
Current	12,812,789	30,551,193
Long-term assets	34,717,863	61,476,384
Investiment, Fixed Assets and Intangible	48,736,724	52,604,120
	96,267,376	144,631,697

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current	5,134,471	19,284,008
Non-current	34,593,354	68,499,189
Controlling Shareholders’ Equity	56,539,551	56,539,551
Non-controlling Shareholders’ Equity	0	308,949
	96,267,376	144,631,697

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949	2

a.2) Income Statements	In R$ thousand
	Parent Company	Consolidated

Net operating revenue	2,815,950	30,244,854
Operating costs	-3,007,183	-16,327,359
Operating expenses	-4,990,541	-14,657,264
Financial results	2,436,051	694,625
Results of Equity	-49,267	-1,216,840
Income before income tax and social contribution	-2,794,990	-1,261,984
Income tax and social contribution	-236,065	-1,700,518
Loss for the year	-3,031,055	-2,962,502
Portion attributable to controlling companies	-3,031,055	-3,031,055
Portion attributable to non-controlling companies	0	68,553

2. Approve the proposal for absorption of the loss for the year by the Executive Board approved by Resolution No. 154 of 03.27.2015, becoming follows:

Total reversal of the investment reserve to offset losses

Loss absorption	-3,031,055
-3,031,055

Change in the investment reserve

Balance in 12.31.2013	2,989,936
Reversal of profit reserves	-2,963,914
Balance in 12.31.2014	26,022

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949	3

3. profit sharing and results: for being about an obligation under the Collective Bargaining Agreement, Eletrobras, in compliance with applicable accounting standards, consigned these Financial Statements provision to cover the possible obligation, subject to the provisions of Law No. 10,101 of 12.20.2000 and approval of DEST, which payment shall be subject to approval by the Shareholders' Meeting in the amount of R$ 37,687 million. 4. To approve the Management Report for the year ended 12.31.2014 and its referral to the Board of Directors of Eletrobras. 5. That all companies controlled by Eletrobras to publish their financial statements on the same day in which the Parent Company will be published. There being no further matters, the Board Chairman closed the meeting, and requested the issuance of this Ruling certificate that, once read and approved, was written and signed by me, MARIA SILVIA SAMPAIO SANT'ANNA, Secretary of the Interim Board. The other rulings discussed in this meeting have been omitted in this certificate because they are related merely to internal interests of the Company, legitimate caution, based on the Board’s duty of confidentiality, according to the "caput" of Article 155 of Law no. 6.404 (Law of Business Corporations), whereby, it is, consequently, excluded from the scope of the norm contained in paragraph 1 of article 142 of the Law in question. I certify that the above text is a full transcription of Resolution No. 026/2015, registered in the Minutes appearing on the 27th Book of Minutes of Meetings of the Board of Directors of the Centrais Elétricas Brasileiras S.A. - Eletrobras, of which I, MARIA SILVIA Sampaio SANT 'ANNA, Secretary of the Board, have written. (aa) MÁRCIO PEREIRA ZIMMERMANN - Chairman; JOSÉ, COSTA CARVALHO NETO, JOSE ANTONIO CORRÊA COIMBRA, Lindemberg DE LIMA BEZERRA and JAILSON Medeiros JOSÉ ALVES - Directors; and (a) MARIA SILVIA Sampaio SANT 'ANNA - interim Secretary General.

Rio de Janeiro, March 27, 2015.

MARIA SILVIA SAMPAIO SANT’ ANNA
Interim Secretary General

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.